HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

03003592

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

January 2, 2003

SEC FILE NO. 82-4358

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED JAN 13 2003 WASH, D.C. 181 SECTION

SUPPL

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Re: Magician Industries (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Magician Industries (Holdings) Limited (the "Company"), S.E.C. File No. 82-4358, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's interim report 2002;

2. The Company's announcement regarding the interim results for the six months ended September 30, 2002, dated December 19, 2002, published (in English language) in the Standard, published (in Chinese language) in the Sing Pao Daily News, published (in both English and Chinese language) in the public website of The Stock

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Exchange of Hong Kong Limited;

3. The Company's announcement regarding the exceptional price & turnover movements, dated December 11, 2002, published (in English language) in the public website of The Stock Exchange of Hong Kong Limited;

4. The Company's announcements regarding the exceptional price & turnover movements, dated December 2, 2002, published (in English language) in the public website of The Stock Exchange of Hong Kong Limited;

5. The Company's announcement regarding the resignation of Non-Executive Director, dated November 18, 2002, published (in English language) in The Standard, published (in Chinese language) in the Sing Pao Daily News, published (in both English and Chinese language) in the public website of The Stock Exchange of Hong Kong Limited;

6. The Company's announcement regarding the exceptional price & turnover movements, dated November 11, 2002, published (in English language) in the public website of The Stock Exchange of Hong Kong Limited; and

7. The Company's announcement regarding the exceptional price & turnover movements, dated October 18, 2002, published (in English language) in the public website of The Stock Exchange of Hong Kong Limited.

The parts of the enclosed document that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

h:\dlai\adr\magician\27.doc

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
通達工業(集團)有限公司

中期報告 2002 INTERIM REPORT



The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2002 (the "Period") together with the comparative figures for the corresponding period in 2001 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six Months Ended 30th September,	
	Notes	2002 *HK$'000* (unaudited)	2001 *HK$'000* (unaudited)
TURNOVER	2	262,444	206,562
Cost of sales		(179,513)	(146,288)
Gross Profit		82,931	60,274
Other revenue		2,015	1,843
Selling and distribution expenses		(21,682)	(14,368)
Administrative expenses		(39,537)	(33,537)
Other operating expenses		(3,919)	(3,956)
		(63,123)	(50,018)
PROFIT FROM OPERATING ACTIVITIES	3	19,808	10,256
Finance costs		(3,792)	(6,310)
Share of (loss) profit of an associate		(688)	5
PROFIT BEFORE TAX		15,328	3,951
Tax	4	(726)	(387)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		14,602	3,564
Earnings per share	6		
– Basic, HK cents		1.68	0.41
– Diluted, HK cents		1.19	0.35

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30th September, 2002 HK$'000 (unaudited)	31st March, 2002 HK$'000 (audited)
ASSETS			
CURRENT ASSETS			
Cash and bank balances		**7,380**	13,745
Restricted bank deposits	11	**42,404**	42,140
Trade and bills receivables	8	**103,619**	77,034
Inventories		**80,125**	52,636
Prepayments, deposits and other receivables		**5,290**	6,300
Total current assets		**238,818**	191,855
FIXED ASSETS	7	**375,947**	371,029
INTEREST IN AN ASSOCIATE		**520**	1,486
Total assets		**615,285**	564,370
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term bank loans, secured		**73,200**	53,249
Current portion of long-term bank loans, secured		**22,000**	24,401
Current portion of finance lease obligations		**6,342**	4,050
Trade payables	9	**46,609**	29,023
Other payables and accruals		**44,963**	38,407
Tax payable		**3,337**	3,117
Total current liabilities		**196,451**	152,247
LONG-TERM PAYABLE		**2,836**	2,836
LONG-TERM BANK LOANS, SECURED		**54,641**	65,641
CONVERTIBLE BONDS		**87,127**	87,127
FINANCE LEASE OBLIGATIONS		**2,783**	0
DEFERRED TAX		**2,881**	2,555
Total liabilities		**346,719**	310,406
SHAREHOLDERS' EQUITY			
Share capital		**86,873**	86,873
Reserves		**181,693**	167,091
Total shareholders' equity		**268,566**	253,964
Total liabilities and shareholders' equity		**615,285**	564,370

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For ths six months ended 30th September, 2002

	Share capital HK$'000 (unaudited)	Share premium HK$'000 (unaudited)	Capital redemption reserve HK$'000 (unaudited)	Exchange fluctuation reserve HK$'000 (unaudited)	Contributed surplus HK$'000 (unaudited)	Accumulated losses HK$'000 (unaudited)	Total HK$'000 (unaudited)
At 1st April, 2001	86,873	282,049	1,265	139	51	(132,103)	238,274
Net profit for the period	–	–	–	–	–	3,564	3,564
At 30th September, 2001	86,873	282,049	1,265	139	51	(128,539)	241,838
At 1st April, 2002	86,873	282,049	1,265	139	51	(116,413)	253,964
Net profit for the period	–	–	–	–	–	14,602	14,602
At 30th September, 2002	86,873	282,049	1,265	139	51	(101,811)	268,566

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six Months Ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
NET CASH FROM OPERATING ACTIVITIES	7,041	25,833
NET CASH USED IN INVESTING ACTIVITIES	(25,031)	(8,084)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	11,625	(19,178)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,365)	(1,429)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,745	9,597
CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,380	8,168

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements have been prepared under the historical cost convention.

The condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting", issued by the Hong Kong Society of Accountants ("HKSA").

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are same as those used in the Group's annual financial statements for the year ended 31st March, 2002 except that the Group has changed certain of its accounting policies following its adoption of the new and revised SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1st January, 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 25 (revised)	:	Interim financial reporting
SSAP 34	:	Employee benefits

The changes to the Group's accounting policies and the effect of adopting these new or revised SSAPs are set out below:

(a) Upon adoption of SSAP 1 (revised), SSAP 15 (revised) and SSAP 25 (revised), certain presentation changes have been made in the condensed consolidated interim financial statements. Certain comparative figures have been reclassified or restated to conform with current year's presentation.

(b) SSAP 34: Employee benefits

Employee entitlements to annual leaves are recognised when they accrue to employees. A provision is made for the estimated liability for annual leaves as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leaves and maternity are not recognized until the time of leave.

In prior periods, no provision was made for employee entitlements to annual leaves. This is a change in accounting policy; however, the adoption of SSAP 34 has no material effect on the accounts and the provision for employee entitlements to annual leaves have not been restated in prior periods.

(c) The adoption of SSAP11 (revised) does not have any significant effect on the results for the current or prior accounting period.

2. SEGMENT INFORMATION

(a) Geographical segments

An analysis of the Group's turnover and results for the Period by location of customers is as follows:

	Turnover Six Months Ended 30th September,		Segment results Six Months Ended 30th September,	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
USA	**165,123**	114,502	**36,528**	19,066
Canada	**16,243**	11,303	**2,874**	2,165
Hong Kong	**17,926**	21,535	**4,441**	3,673
Mainland China	**44,036**	43,640	**2,003**	6,134
Europe	**9,402**	8,512	**1,631**	1,488
Others	**9,714**	7,070	**2,137**	1,634
	262,444	206,562	**49,614**	34,160
Unallocated expenses			**(29,806)**	(23,904)
Profit from operating activities			**19,808**	10,256

(b) Business segments

No business segment information is provided as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products.

3. **PROFIT FROM OPERATING ACTIVITIES**

The Group's profit from operating activities is arrived at after crediting and charging the following:

	Six Months Ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Crediting		
Interest income	**521**	1,039
Rental income (less outgoings)	**204**	255
Exchange gain, net	**–**	611
Charging		
Depreciation	**19,006**	20,687
Interest on borrowings	**3,792**	6,310
Provision for inventory obsolescence	**900**	1,632
Provision for bad and doubtful debts	**1,515**	2,297
Exchange loss, net	**635**	–
Severance payments	**2,038**	900

4. **TAX**

	Six Months Ended 30th September,	
	2002	2001
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
The charge comprises:		
Hong Kong profits tax	**–**	–
Mainland China income tax	**400**	387
Deferred tax	**326**	–
	726	387

Hong Kong profits tax has been calculated at the rate of 16% (2001: 16%) on the estimated assessable profit for the Period. Mainland China income tax has been provided at a rate of 15% (2001: reduced rate 7.5%) on the estimated assessable profit generated by Mainland China subsidiary.

Deferred tax represents the taxation effect of the timing differences arising from accelerated depreciation allowances.

5. **DIVIDENDS**

The directors of the Company do not recommend the payment of interim dividend (2001: Nil) in respect of the Period.

6. **EARNINGS PER SHARE**

The calculation of the basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the Period of approximately HK$14,602,000 (2001: HK$3,564,000), divided by the weighted average number of ordinary shares outstanding during the Period of 868,733,440 shares (2001: 868,733,440 shares).

The calculation of diluted earnings per share is based on adjusted consolidated net profit of approximately HK$15,563,812 (2001: HK$$4,525,000) on the assumption that all convertible bonds were converted at the beginning of the Period and on the weighted average number of 1,304,366,720 shares (2001: 1,304,366,720 shares) deemed to have been in issue during the Period.

7. **ADDITIONS TO FIXED ASSETS**

During the Period, the Group has spent approximately HK$0.9 million (six months ended 30th September, 2001: HK$1.0 million) on the improvement of its production premises and HK$24.1 million (six months ended 30th September, 2001: HK$7.1 million) on additions to manufacturing plant and equipment in order to upgrade its manufacturing capabilities.

8. **TRADE AND BILLS RECEIVABLES**

An aging analysis of trade and bills receivables is set out below:

	30th September, 2002 *HK$'000* **(unaudited)**	31st March, 2002 *HK$'000* (audited)
Less than 1 month	**50,250**	35,924
1 month to 2 months	**31,998**	20,780
2 months to 3 months	**13,464**	12,075
3 months to 6 months	**9,331**	9,116
6 months to 1 year	**4,995**	4,776
More than 1 year	**5,966**	5,440
	116,004	88,111
Less: Provision for bad and doubtful debts	**(12,385)**	(11,077)
	103,619	77,034

Trade receivables are due after 30 days to 60 days.

9. TRADE PAYABLES

An aging analysis of trade payables is set out below:

	30th September, 2002 HK$'000 (unaudited)	31st March, 2002 HK$'000 (audited)
Less than 3 months	**43,824**	25,665
3 months to 6 months	**870**	1,818
6 months to 1 year	**105**	1,245
More than 1 year	**1,810**	295
	46,609	29,023

10. COMMITMENTS

	30th September, 2002 HK$'000 (unaudited)	31st March, 2002 HK$'000 (audited)
Authorised and contracted for:		
Purchases of land and buildings, and plant and machinery	**5,000**	1,073
Non-cancellable lease commitments		
Properties		
Not later than 1 year	**685**	3,789
Later than 1 year and not later than 5 years	**2,816**	4,288
Later than 5 years	**–**	12
	3,501	8,089
	8,501	9,162

11. RESTRICTED BANK DEPOSITS

As at 30th September, 2002, the Group has a total of restricted bank deposits of approximately HK$42.4 million (31st March, 2002: HK$42.1 million) held by a bank for the purpose of granting general banking facilities.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Highlights

General Information

For the six months ended 30th September, 2002, the Group's turnover grew by approximately 27% to HK$262.4 million when compared with HK$206.6 million in the corresponding period last year. Operating profit soared 93% from HK$10.3 million to HK$19.8 million, while net profit attributable to shareholders also increased 4 times to HK$14.6 million from HK$3.6 million during the same period last year. The Group's basic earnings per share was HK1.68 cents and diluted earnings per share was HK1.19 cents.

During the period under review, no principal subsidiaries or associated companies were acquired or disposed of, while investments held have not materially changed from those disclosed in the latest annual report.

Liquidity and Financial Resources

As at 30th September, 2002, the Group's net assets increased to HK$268.6 million rendering net assets value per share to HK30.9 cents. The Group's total assets at that date were valued at HK$615.3 million, including cash and bank deposits totaling approximately HK$49.8 million. Its consolidated borrowings amounted to HK$246.1 million. The Group's debt-to-equity ratio has been further reduced from 0.923 at 31st March, 2002 to 0.916 at 30th September, 2002.

Improvements over latest annual report's figures were primarily due to successful compliance by the Group of its obligations under the debt-restructuring program, coupled with a decrease in bank borrowings and cuts in interest rates.

Capital Structure of the Group

The Group's major borrowings included a 5-year term loan, which had an outstanding balance of HK$76.6 million after having fulfilled its commitment to repay three installments totaling HK$33 million over last 18 months. The term loan, bearing a floating interest rate, is scheduled to be repaid completely in thirty-nine months.

Under the Debt Restructuring Deed dated 10th November, 2000, the Group also issued two convertible bonds, one being zero coupon secured convertible bonds and the other being 4% coupon secured convertible bonds, both to mature at 15th December, 2005, for discharge of bank indebtedness to the extent of HK$174 million. After the completion of a share offer in early 2001, the balance of zero coupon secured convertible bonds and 4% coupon secured convertible bonds were HK$30 million and HK$57 million respectively.

Since May this year, all of the Group's borrowings are denominated in Hong Kong dollars. In addition, all the borrowings of the Group are made on a floating rate basis, except for the 4% coupon secured convertible bonds which have a fixed interest rate. As a result of consecutive cuts in market interest rate and gradual repayment of debts, the Group's financial burden has been greatly alleviated; and the finance costs for the period under review have dropped by 40% when compared to the corresponding period last year. The Group, therefore, is in sound financial position and has sufficient credit facilities to support its operations.

Charges on Group Assets

During the period under review, the Group's bank borrowings were secured by the Group's assets.

Details of Future Plans for Material Investments or Capital Assets

The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditures on capital assets, including in particular additional and new machines and moulds to cope with production and market demands. It is expected that sources of funding will come primarily from trading profits that the Group will generate, coupled with banking facilities that it currently has.

Exposure on Foreign Exchange Fluctuations

The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, Renminbi and U.S. dollars. Inasmuch as the Hong Kong dollar is pegged to the U.S. dollar, and that there has been minimal fluctuation in exchange rate between Hong Kong dollar and Renminbi, the Group's exposure to currency exchange risk was minimal.

Segment Information

The sales distribution by geographical area has not changed materially. The Group's biggest market was still North America. The sales distribution for North America, Mainland China, Hong Kong, Europe and others were 69%, 17%, 7%, 3% and 4% respectively.

Contingent Liabilities

The contingent liabilities of the Group have not changed materially from those disclosed in the latest annual report.

Employee Information

As at 30th September, 2002, the Group employed a workforce of 5,885 employees in its various offices and factories located in Hong Kong and Mainland China. Competitive remuneration packages were structured, commensurate with individual responsibilities, qualification, experience and performance. The Group provided on-the-job training and safety training programs to employees.

There was a share option scheme in force but no share option was granted during the period under review.

Review of Operations

Despite the tough and volatile business environment caused by the ongoing global recession, the Group has continued to improve its operations. While many competitors have reported sluggish or disappointing sales, Magician has achieved a 27% growth in turnover and three times increase in net profit attributable to shareholders, reaching HK$262.4 million and HK$14.6 million, respectively. This performance can be mainly attributed to the Group's outstanding results in overseas markets with a combined increase of 42% in sales over those in the same period last year.

International Sales

For the six months ended 30th September, 2002, overseas sales totaled HK$200.5 million, thanks to the Group's focused efforts on international expansion and R&D-driven marketing strategies. Aiming globally but thinking locally, the Group has been able to devise many innovative products catering to different countries and market segments such as non-stick bakeware, disposable re-usable storage boxes and double-wall drinkware.

Of our global sales, the performance of the U.S. market has been one of the most encouraging with turnover reaching HK$165.1 million, representing an increase of 44% compared to the HK$114.5 million generated in the same period last year. As mentioned in our 2002 annual report, a knock-on effect of September 11 was U.S. consumers' renewed attention to their domestic lives and thus a greater interest in home-related products. As a result, our business partners reported impressive growth, especially in bakeware, kitchen utensils and plastic houseware.

The Canadian market performed as remarkably as that of its southern neighbour. Sales for the six months ended 30th September, 2002, shot up by 44% to HK$16.2 million from last year's HK$11.3 million. European sales also fared better with a 10% increase to HK$9.4 million over the HK$8.5 million reported during the same period last year. The

turnover from other international markets climbed a combined 37% to HK$9.7 million mainly due to strong sales in Japan and Mexico, thanks to the popularization of home-value stores in the former market and robust growth of big home stores in the latter.

Mainland China Sales

During the period under review, Mainland China sales remained stable at HK$44 million due to the Group's efforts to expand sales network and adoption of cost control measures in transportation and logistics via sea freight in various distribution points.

In line with its strategy to expand into secondary cities in Mainland China, the Group extended its sales network to the Xinjiang Autonomous Region. A new sales office was also opened in Kunming, the capital city of Yunnan province, which has put the Group in a better position to capitalize on the economic growth in the Southeastern part of China and its flourishing cross-border trade with neighbouring countries. During the period under review, sales of Xinjiang Autonomous Region and Kunming contributed approximately RMB646,000.

During the period under review, the Group has successfully registered patents for most of its newly developed products which include its night light collection, stainless steel products and kitchen gadgets. NICOLE design, our famous brand in Mainland China, has performed extremely well with the support of some very best selling items such as the leakage proof microwavable box collection, leakage proof traveler soap box and graininess handle Chinese turner. The Mesh System, our new concept design in modern storage catering to both household and commercial needs, has also been well received by the market.

At the moment, the Group's sales network covers 30 cities, bringing the number of direct customers to about 900 which command a total of approximately 4,000 retail outlets in Mainland China.

Hong Kong Sales

Hong Kong sales dropped 17% to HK$17.9 million compared with HK$21.5 million during the same period last year. This decrease was mainly attributable to the continued economic depression in the territory, which had dealt a great blow to consumer confidence and consumption.

Prospects

Looking ahead, the Group remains confident as before. Magician will continue to spearhead its development program in R&D – a key contributor to the Group's impressive 2002 interim results and an important engine to drive its long-term growth. To better define the direction of its R&D program, the Group will rely on constant communication with customers and analyze market information gathered in different countries. This focus in direction will help enlarging the Group's customer base, and attracting a greater number of prestigious customers, which are famous for creating interesting and functional household gadgets. The Group is working on a new line of kitchenware tailor-made for a few of its main customers and believes such cooperation shall provide invaluable experience and create more business opportunities.

The Group expects international markets to continue to form the pillar of Magician's business growth. Sales in the U.S. market will pick up more quickly than other countries since the Group has started to receive huge orders from this core market. Thus, orders from U.S. are expected to increase at least 5% next year.

In Mainland China, with the new leadership taking centre stage at the close of the 16th Party Congress, continued development will ensue and will further improve the national economy and living standards on the whole. The Group anticipates that this favourable operating environment will help stabilizing its Mainland China sales next year. The Group is now working vigorously on realigning product lines and devising brand promotion programs in Mainland China.

In Hong Kong, the latest housing policy announcement by the government is expected to provide a much-needed boost to the stagnant property market, which will in turn enhance the demand for home-related products.

Barring unforeseen circumstances, the Group remains confident that its aggressive R&D program and focused marketing strategies, coupled with the low interest rate environment, will steer Magician to even better results in the remainder of the year.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 30th September, 2002, the interests of the directors, chief executives, or their associates in the shares of the Company, or any of its associated corporations, as recorded in the register maintained by the Company pursuant to Section 29 of the Hong Kong Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

Name of director	Nature of interests	Number of issued ordinary shares of HK$0.10 each in the Company
Mr. Kong Yick Ming *(Note 1)*	Corporate	286,984,000
Mr. Ku Ling Yu, John *(Note 2)*	Corporate	117,491,777

Note 1: Mr. Kong Yick Ming is deemed to have a beneficial interest in 286,984,000 ordinary shares of the Company through Concept Developments Limited, the entire issued share capital of which is owned by Topwell International Limited ("Topwell"). Rainbow Pacific Limited ("Rainbow") holds 336 A shares in Topwell, representing 33.6% of the issued share capital of Topwell. Rainbow is a company wholly-owned by Centre Trustees (C.I.) Limited, as a trustee for a discretionary trust, the Rainbow Trust, the beneficiaries of which are the family members of Mr. Kong Yick Ming.

Note 2: Mr. Ku Ling Yu, John is deemed to have a beneficial interest in 117,491,777 ordinary shares of the Company through Primewell Investment Limited, the entire issued share capital of which is beneficially owned by Mr. Ku Ling Yu, John.

Save as disclosed above, none of the directors, chief executives, or their associates had any personal, family, corporate or other interests in the equity or debt securities of the Company, or any of its associated corporations, as defined in the SDI Ordinance.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed in the section "Directors' and Chief Executives' interests in securities" above, as at 30th September, 2002, the following interests of 10% or more of the issued share capital of the Company were recorded in the register of substantial shareholders required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance.

Name	Number of issued ordinary shares held
Transpac Nominees Pte Ltd.	213,279,577
Concept Developments Limited	286,984,000
Primewell Investment Limited	117,491,777

Save as disclosed above, no person had registered an interest in the issued share capital of the Company that was required to be recorded pursuant to Section 16(1) of the SDI Ordinance.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the Period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited interim financial statements for the six months ended 30th September, 2002.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied throughout the period ended 30th September, 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited, except that the independent non-executive directors of the Company are not appointed for specific terms. The term of office of each independent non-executive director is the period up to his retirement by rotation in accordance with the Company's bye-laws.

On behalf of the Board
Kong Yick Ming
Chairman

Hong Kong, 19th December, 2002

通達工業(集團)有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月(「本期間」)之未經審核業績連同二零零一年同期之比較數字如下：

簡明綜合收益表

	附註	截至九月三十日止六個月 二零零二年 千港元 (未審核)	 二零零一年 千港元 (未審核)
營業額	2	**262,444**	206,562
銷售成本		**(179,513)**	(146,288)
毛利		**82,931**	60,274
其他收入		**2,015**	1,843
銷售及分銷成本		**(21,682)**	(14,368)
行政支出		**(39,537)**	(33,537)
其他營運支出		**(3,919)**	(3,956)
		(63,123)	(50,018)
經營業務之溢利	3	**19,808**	10,256
財務費用		**(3,792)**	(6,310)
應佔聯營公司(虧損)溢利		**(688)**	5
除稅前溢利		**15,328**	3,951
稅項	4	**(726)**	(387)
股東應佔日常業務溢利淨額		**14,602**	3,564
每股溢利	6		
一基本(港仙)		**1.68**	0.41
一攤薄(港仙)		**1.19**	0.35

簡明綜合資產負債表

	附註	二零零二年 九月三十日 千港元 （未審核）	二零零二年 三月三十一日 千港元 （已審核）
資產			
流動資產			
現金及銀行結餘		**7,380**	13,745
受限制銀行存款	11	**42,404**	42,140
應收貿易賬款及票據	8	**103,619**	77,034
存貨		**80,125**	52,636
預付款項、按金及其他應收賬款		**5,290**	6,300
總流動資產		**238,818**	191,855
固定資產	7	**375,947**	371,029
於聯營公司之權益		**520**	1,486
總資產		**615,285**	564,370
負債及股東權益			
流動負債			
短期有抵押銀行貸款		**73,200**	53,249
長期有抵押銀行貸款之即期部份		**22,000**	24,401
應付融資租約之即期部份		**6,342**	4,050
應付貿易賬款	9	**46,609**	29,023
其他應付賬款及應計費用		**44,963**	38,407
應繳税項		**3,337**	3,117
總流動負債		**196,451**	152,247
長期應付賬款		**2,836**	2,836
長期有抵押銀行貸款		**54,641**	65,641
可換股債券		**87,127**	87,127
應付融資租約		**2,783**	0
遞延税項		**2,881**	2,555
總負債		**346,719**	310,406
股東權益			
資本		**86,873**	86,873
儲備		**181,693**	167,091
總股東權益		**268,566**	253,964
總負債及股東權益		**615,285**	564,370

簡明綜合權益變動表

截至二零零二年九月三十日止六個月

	資本	股份溢價	資本贖回儲備	兌換變動儲備	繳納盈餘	累積虧損	總數
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
	(未審核)	(未審核)	(未審核)	(未審核)	(未審核)	(未審核)	(未審核)
於二零零一年四月一日	86,873	282,049	1,265	139	51	(132,103)	238,274
本期間溢利	–	–	–	–	–	3,564	3,564
於二零零一年九月三十日	86,873	282,049	1,265	139	51	(128,539)	241,838
於二零零二年四月一日	86,873	282,049	1,265	139	51	(116,413)	253,964
本期間溢利	–	–	–	–	–	14,602	14,602
於二零零二年九月三十日	86,873	282,049	1,265	139	51	(101,811)	268,566

簡明綜合現金流量表

	截至九月三十日止六個月	
	二零零二年 千港元 (未審核)	二零零一年 千港元 (未審核)
經營業務現金流入淨額	**7,041**	25,833
投資業務之現金流出淨額	**(25,031)**	(8,084)
融資活動之現金流入(流出)淨額	**11,625**	(19,178)
現金及現金等值項目減少淨額	**(6,365)**	(1,429)
期初現金及現金等值項目	**13,745**	9,597
期終現金及現金等值項目	**7,380**	8,168

未審核中期財務報表附註

1. 會計政策

簡明綜合中期財務報表乃根據歷史成本法編製。

簡明綜合中期財務報表乃根據香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」編製。

編製簡明綜合中期財務報表所採納之會計政策乃與本集團截至二零零二年三月三十一日止年度之週年財務報表所用者相符，惟因本集團採納下列由香港會計師公會所發出在二零零二年一月一日或之後會計期間生效之新或經修訂會計實務準則而作出之若干變動除外：

會計實務準則第1號(經修訂)	:	財務報表之呈報形式
會計實務準則第11號(經修訂)	:	外幣折算
會計實務準則第15號(經修訂)	:	現金流量表
會計實務準則第25號(經修訂)	:	中期財務報告
會計實務準則第34號	:	僱員福利

以下所載為本集團之會計政策變動及採納此等新或經修訂會計實務準則之影響：

(a) 於採納會計實務準則第1號(經修訂)，會計實務準則第15號(經修訂)及會計實務準則第25號(經修訂)後，簡明綜合中期財務報表之呈報形式出現若干變動。若干比較數字已重新歸類或重新列賬，以符合本年度之呈報形式。

(b) 會計實務準則第34號：僱員福利

僱員享有之年假均在僱員有權享有年假時確認。因僱員提供服務至結算日而須給予之估計年假均須提撥準備，僱員享有之病假及產假須待正式休假時始予以確認。

於以往期間並無就僱員年假福利提撥準備，現就會計政策上作出改變；然而，採納會計實務準則第34號對賬目並無重大影響，故僱員之年假福利撥備並無於以往期間重新列賬。

(c) 於採納會計實務準則第11號(經修訂)，對本期或前期之會計期間的業績並不構成任何重大影響。

2. 分部資料

(a) 地區分部

本集團於本期間的客戶地區分佈之營業額及業績分析如下：

	截至九月三十日止六個月營業額		截至九月三十日止六個月分部業績	
	二零零二年 千港元 (未審核)	二零零一年 千港元 (未審核)	二零零二年 千港元 (未審核)	二零零一年 千港元 (未審核)
美國	**165,123**	114,502	**36,528**	19,066
加拿大	**16,243**	11,303	**2,874**	2,165
香港	**17,926**	21,535	**4,441**	3,673
中國大陸	**44,036**	43,640	**2,003**	6,134
歐洲	**9,402**	8,512	**1,631**	1,488
其他	**9,714**	7,070	**2,137**	1,634
	262,444	206,562	**49,614**	34,160
未分配之企業支出			**(29,806)**	(23,904)
經營業務之溢利			**19,808**	10,256

(b) 業務分部

本集團的銷售及業績超過90%來自製造及買賣家居用品，故無須提供業務分部資料。

3. 經營業務之溢利

本集團經營業務之溢利已扣除及計入下列各項：

	截至九月三十日止六個月	
	二零零二年 *千港元* (未審核)	二零零一年 *千港元* (未審核)
已計入：		
利息收入	**521**	1,039
租金收入(已扣除開支)	**204**	255
匯兌收益淨額	**–**	611
已扣除：		
折舊	**19,006**	20,687
貸款利息	**3,792**	6,310
呆壞存貨撥備	**900**	1,632
呆壞賬撥備	**1,515**	2,297
匯兌虧損淨額	**635**	–
遣散費	**2,038**	900

4. 稅項

	截至九月三十日止六個月	
	二零零二年 *千港元* (未審核)	二零零一年 *千港元* (未審核)
稅項包括：		
香港所得稅	**–**	–
中國大陸所得稅	**400**	387
遞延稅項	**326**	–
	726	387

本期間，香港所得稅按估計應課稅溢利之16%(二零零一年：16%)計算。中國大陸附屬公司的中國大陸所得稅是按估計應課稅溢利之15%(二零零一年：已減半的稅率7.5%)計算。

遞延稅項為加速折算減免而引起之稅項時差數。

5. 股息

董事會不建議就本期間派發中期股息(二零零一年：無)。

6. 每股溢利

每股基本溢利乃根據本期間之股東應佔日常業務溢利淨額約14,602,000港元(二零零一年：3,564,000港元)及本期間已發行普通股之加權平均數868,733,440股(二零零一年：868,733,440股)計算。

計算每股攤薄溢利的方法乃根據本期間調整後之股東應佔溢利約15,563,812港元(二零零一年：4,525,000港元)及假設把所有可換股債券於本期間初兌換成股份，發行後之普通股加權平均數為1,304,366,720股(二零零一年：1,304,366,720股)。

7. 增購固定資產

本期間內，本集團增加約900,000港元(截至二零零一年九月三十日止六個月：1,000,000港元)用於改善生產廠房，另外亦斥資24,100,000港元(截至二零零一年九月三十日止六個月：7,100,000港元)用於增購廠房設備及機器以提升其生產力。

8. 應收貿易賬款及票據

應收貿易賬款及票據的賬齡分析如下：

	二零零二年 九月三十日 *千港元* (未審核)	二零零二年 三月三十一日 *千港元* (已審核)
少於一個月	**50,250**	35,924
一個月到二個月	**31,998**	20,780
二個月到三個月	**13,464**	12,075
三個月到六個月	**9,331**	9,116
六個月到一年	**4,995**	4,776
超過一年	**5,966**	5,440
	116,004	88,111
減：呆壞賬撥備	**(12,385)**	(11,077)
	103,619	77,034

應收貿易賬款客戶數期約為三十天到六十天。

9. 應付貿易賬款

應付貿易賬款賬齡分析如下：

	二零零二年 九月三十日 千港元 （未審核）	二零零二年 三月三十一日 千港元 （已審核）
少於三個月	**43,824**	25,665
三個月至六個月	**870**	1,818
六個月至一年	**105**	1,245
超過一年	**1,810**	295
	46,609	29,023

10. 承擔

	二零零二年 九月三十日 千港元 （未審核）	二零零二年 三月三十一日 千港元 （已審核）
已承諾及已簽訂合約之：		
購買土地及樓宇，及廠房設備及機器	**5,000**	1,073
不可撤銷的經營租約承擔：		
物業		
一年內	**685**	3,789
二年到五年	**2,816**	4,288
五年後	**–**	12
	3,501	8,089
	8,501	9,162

11. 有限制銀行存款

於二零零二年九月三十日，銀行就授出之一般銀行融資而持有本集團約42,400,000港元（二零零二年三月三十一日：42,100,000港元）之有限制銀行存款。

管理層討論與分析

財務摘要

業績概覽

截至二零零二年九月三十日止六個月，本集團之營業額為港幣二億六千二百四十萬元，較去年同期之港幣二億零六百六十萬元上升約27%。經營溢利的增幅更多達93%，由港幣一千零三十萬元上升至港幣一千九百八十萬元。此外，本集團股東應佔溢利淨額為港幣一千四百六十萬元，較去年同期的港幣三百六十萬元，上升至四倍。本集團每股基本盈利為港幣1.68仙，每股攤薄盈利為港幣1.19仙。

於回顧期內，本集團並沒有收購或出售任何主要附屬公司或聯營公司。本集團持有投資項目的情況，與最近之年報相比，亦無重大改變。

流動資金和財政資源

於二零零二年九月三十日，本集團之淨資產值增加至港幣二億六千八百六十萬元，每股淨資產值為港幣30.9仙。同時，本集團總資產值為港幣六億一千五百三十萬元，其中現金及銀行存款約佔港幣四千九百八十萬元。本集團之綜合借貸為港幣二億四千六百一十萬元，負債資產比率則從二零零二年三月三十一日的0.923倍，下降至二零零二年九月三十日的0.916倍。

這主要有賴本集團成功完成償債許諾，銀行借款縮減，及息率的下調。

集團資本架構

本集團之主要借貸包括一項五年期的貸款，本集團在過去十八個月已按時支付三期合共港幣三千三百萬元的還款，現剩餘債項為港幣七千六百六十萬元。此貸款為浮息貸款，將在未來三十九個月全數攤還。

按二零零零年十一月十日所訂之債務重組契約，本集團發行了兩種有抵押可換股債券以償還港幣一億七千四百萬元之銀行債項，其中一種為無息票有抵押可換股債券，另一種則為四厘息票有抵押可換股債券，兩者均於二零零五年十二月十五日到期。在二零零一年初完成一項股份銷售後，剩餘之無息票有抵押可換股債券為港幣三千萬元，而四厘息票有抵押可換股債券則為港幣五千七百萬元。

自二零零二年五月起，本集團所有借貸均以港幣結算。此外，本集團所有借貸之息率均為浮息，但四厘息票有抵押可換股債券則為例外，是以定息計算。經過市場多次減息，加上本集團逐步攤還債項，本集團的財務負擔得以大為減輕，亦使回顧期內的財務費用較去年同期縮減40%。因此，本集團的財務狀況健全，並具充足的融資額支援業務營運。

集團資產抵押

於回顧期內，本集團之銀行借貸由本集團的資產作擔保。

重大投資或資本資產之未來計劃

本集團並無任何重大投資計劃，惟本集團將恰當地作出資本性資產投資，尤其是添置新的機器及模具，以配合生產及市場需求。當中所需資金，主要來自本集團的經營利潤，其次來自現有的銀行融資額。

外幣兑換風險

本集團之貨幣資產及負債以港幣、人民幣及美元為主要結算貨幣。由於港幣與美元掛鈎，而港幣兑人民幣的匯價波幅亦相當輕微，因此本集團所承受的外幣兑換風險極低。

分部資料

本集團按市場地區劃分之銷售業務並無大變化。北美洲仍是本集團的第一大市場。本集團於北美洲、中國大陸、香港、歐洲及其他地區之業務分佈比率分別為69%、17%、7%、3%及4%。

或然負債

本集團的或然負債與最近之年報所示者，並無重大改變。

僱員資料

於二零零二年九月三十日，本集團僱員總數為五千八百八十五人，遍佈於中、港兩地之辦公室及廠房。僱員之薪酬是以其個人職責、資格、經驗及表現來釐定。本集團亦有為員工提供在職培訓及安全訓練。

本集團設有股份認購權計劃，惟於回顧期內並無任何僱員獲授予股份認購權。

業務回顧

雖然全球經濟衰退令經營環境倍添動盪與困難，導致不少同業的銷售表現呆滯甚或轉弱，但本集團的營運狀況卻不斷獲得改善，營業額不但上升27%，股東應佔溢利淨額更大增三倍，分別錄得港幣二億六千二百四十萬元及港幣一千四百六十萬元。本集團有此佳績，全賴海外市場表現突出，其營業額較去年同期上升42%。

國際業務

截至二零零二年九月三十日止六個月，本集團的海外市場營業額合共錄得港幣二億零五十萬元，此乃本集團努力拓展國際業務，並以科研開發配合推廣工作的成果。本集團面向全球，重視各地的本土需求，故能針對不同國家及市場領域創造出多款新穎產品，如易潔廚具、循環再用「即棄儲藏盒」及雙層飲用器皿等。

綜觀本集團的全球銷售數字，仍以美國市場的表現最為教人感到鼓舞，營業額比去年同期的港幣一億一千四百五十萬元上升44%，達港幣一億六千五百一十萬元。本集團2002年年報亦有提及911恐怖襲擊為家居產品業帶來新契機，令美國消費者重投家庭生活，對家居產品的需求有增無減，因而令本集團在當地業務夥伴的生意錄得不俗增長，特別是烤焗器具、廚房用品及塑膠家庭用品的表現，更是一枝獨秀。

加拿大市場的表現與美國不遑多讓，截至二零零二年九月三十日止六個月的營業額，較去年同期的港幣一千一百三十萬元上升44%，達港幣一千六百二十萬元；歐洲市場亦表現甚佳，共錄得營業額為港幣九百四十萬元，與去年同期之港幣八百五十萬

元相比增長10%；其他海外市場營業額合共攀升37%至港幣九百七十萬元，全賴日本及墨西哥銷售表現強勁，前者受惠於家品優惠店的普及，而後者則得益於大型家居店的蓬勃增長。

中國大陸業務

於回顧期內，中國大陸銷售表現穩定，達港幣四千四百萬元，此有賴本集團致力擴展銷售網絡，以及不斷調控運輸及物流成本，採取較廉宜的海運把貨物輸送往各分銷點。

本集團繼續推行中國大陸二級城市業務的拓展策略，把銷售網絡延伸至新疆自治區，此外又在雲南省會昆明市開設新的分公司，以分享中國東南部經濟蓬勃發展及邊境貿易日益繁盛所帶來的增長機會。於回顧期內，新疆及昆明兩地業務的營業額合共錄得約人民幣六十四萬六千元。

於回顧期內，本集團成功為大部份新產品註冊專利，包括小夜燈系列、不銹鋼產品及廚藝器具。「櫻櫻」作為中國大陸知名品牌，表現令人滿意，暢銷產品包括微波爐防漏餐盒系列、旅行用防漏肥皂盒及木紋柄中國鑊。五金層架組合乃本集團為摩登家庭及辦公室而特別設計的儲物系列，甫推出市場即大受歡迎。

現時，本集團在國內的銷售網絡已覆蓋30個城市，直接客戶約有900個，透過他們把產品分銷到約4,000個零售網點。

香港業務

由於香港經濟持續不景，打擊消費者信心，導致本集團本地營業額下跌至港幣一千七百九十萬元，較去年同期之港幣二千一百五十萬元減少17%。

前景

一如既往，本集團對未來充滿信心。通達工業將繼續大力發展科研開發項目，其重要性已得到二零零二年中期驕人業績所印證，對我們長遠的業務增長尤為重要。本集團將與客戶保持緊密溝通，分析各地市場動態，以釐定更佳的科研開發路向，吸引更多知名客戶，合力製造更多創意及功能兼備的家居精品。本集團正為其中幾個重要客戶度身訂造新的廚具系列，並相信此合作可以帶來許多寶貴經驗及更多商機。

本集團相信國際銷售將是未來業務增長的一大支柱，美國市場的表現將尤其突出，因為本集團已開始接到一些較大的訂單，預期該市場明年的訂單額會增加5%。

隨著中共十六次全國代表大會落幕，中國新一代領導人正式上台，有助國家經濟進一步發展，提昇國力及人民整體生活水平，在此良好的基調下，經營環境預計會持續良好，可幫助本集團在中國大陸銷售維持穩定；本集團現正積極重整國內產品系列，並推行品牌宣傳計劃。

在香港市場，政府宣佈一系列房屋政策後，預期可刺激房地產市場活動，從而推動家居用品的需求增加。

如無不可預見的情況，本集團相信憑籍科研開發計劃及策略性的市場推廣，加上目前的低息環境，將可幫助通達工業在本年度尚餘的期間，取得更佳的成績。

董事及主要行政人員於證券中之權益

於二零零二年九月三十日，根據香港證券(披露權益)條例第29條(「披露權益條例」)由本公司存置之登記冊所示，董事、主要行政人員或彼等之聯繫人士於本公司或其任何聯屬公司股份中擁有之權益如下：

董事姓名	權益性質	持有本公司每股面值 0.10港元已發行 普通股之數目
江益明先生 *(附註1)*	公司	286,984,000
顧陵儒先生 *(附註2)*	公司	117,491,777

附註1： 江益明先生透過Concept Developments Limited(「Concept)」而被視為擁有本公司286,984,000股普通股之實益權益，Concept之全部已發行股本由Topwell International Limited(「Topwell」)擁有。Rainbow Pacific Limited(「Rainbow」)持有Topwell 336股A股，佔其已發行股本33.6%。Rainbow為Centre Trustees (C.I.) Limited以The Rainbow Trust之受託人身份全資擁有之公司。The Rainbow Trust為一項全權信託，其受益人為江益明先生之家族成員。

附註2： 顧陵儒先生透過Primewell Investment Limtied(「Primewell」)而被視為擁有本公司117,491,777股普通股之實益權益。Primewell之全部已發行股本由顧陵儒先生擁有。

除上文所披露者外，董事、主要行政人員或彼等之聯繫人士概無於本公司或其任何聯屬公司(定義見披露權益條例)之股本或債務證券中擁有任何個人、家族、公司或其他權益。

主要股東

除上文「董事及主要行政人員於證券中之權益」所披露之權益外，據本公司遵照披露權益條例第16(1)條記錄之主要股東名冊所載，於二零零二年九月三十日，下列人士擁有本公司已發行股本10%或以上之權益：

股東名稱	持有已發行之普通股數目
Transpac Nominees Pte Ltd	213,279,577
Concept Developments Limited	286,984,000
Primewell Investment Limited	117,491,777

除上文所披露者外，根據披露權益條例第16(1)條之規定，並無任何人士登記持有本公司已發行股本之權益而須予記錄。

買賣或贖回本公司上市證券

本公司或其任何附屬公司於本期間內概無買賣或贖回本公司任何上市證券。

審核委員會

審核委員會已連同管理層審閱本集團所採用之會計準則及實務，並已討論內部監控和財務匯報事宜，包括審閱截至二零零二年九月三十日止六個月之未經審核中期財務報告。

遵守最佳應用守則

根據本公司董事所知，本公司於截至二零零二年九月三十日期間內遵守由香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。惟本公司之獨立非執行董事並無固定任期。各獨立非執行董事之任期乃根據本公司細則規定須輪席告退之日期為止。

承董事會命
江益明
主席

香港，二零零二年十二月十九日

MAGICIAN

INDUSTRIES (HOLDINGS) LIMITED

通達工業(集團)有限公司

Flat E-H, 24/F., Phase II, Superluck Industrial Centre,
57 Sha Tsui Road, Tsuen Wan, Hong Kong
香港荃灣沙咀道五十七號荃運工業中心第二期二十四樓E-H座

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2002

RESULTS

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2002 (the "Period") together with the comparative figures for the corresponding period in 2001 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30th September, 2002 HK$'000 (unaudited)	2001 HK$'000 (unaudited)
TURNOVER	2	**262,444**	206,562
Cost of sales		**(179,513)**	(146,288)
Gross profit		**82,931**	60,274
Other revenue		**2,015**	1,843
Selling and distribution expenses		**(21,682)**	(14,368)
Administrative expenses		**(39,537)**	(33,537)
Other operating expenses		**(3,919)**	(3,956)
		(63,123)	(50,018)
PROFIT FROM OPERATING ACTIVITIES	3	**19,808**	10,256
Finance costs		**(3,792)**	(6,310)
Share of (loss) profit of an associate		**(688)**	5
PROFIT BEFORE TAX		**15,328**	3,951
Tax	4	**(726)**	(387)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**14,602**	3,564
Earnings per share	6		
– Basic, HK cents		**1.68**	0.41
– Dilute, HK cents		**1.19**	0.35

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements have been prepared under the historical cost convention.

The condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting", issued by the Hong Kong Society of Accountants ("HKSA").

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are same as those used in the Group's annual financial statements for the year ended 31st March, 2002 except that the Group has changed certain of its accounting policies following its adoption of the new and revised SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1st January, 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 25 (revised)	:	Interim financial reporting
SSAP 34	:	Employee benefits

The changes to the Group's accounting policies and the effect of adopting these new or revised SSAPs are set out below:

(a) Upon adoption of SSAP 1 (revised), SSAP 15 (revised) and SSAP 25 (revised), certain presentation changes have been made in the condensed consolidated interim financial statements. Certain comparative figures have been reclassified or restated to conform with current year's presentation.

(b) SSAP 34: Employee benefits

Employee entitlements to annual leaves are recognised when they accrue to employees. A provision is made for the estimated liability for annual leaves as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leaves and maternity are not recognized until the time of leave.

In prior periods, no provision was made for employee entitlements to annual leaves. This is a change in accounting policy; however, the adoption of SSAP 34 has no material effect on the accounts and the provision for employee entitlements to annual leaves have not been restated in prior periods.

(c) The adoption of SSAP11 (revised) does not have any significant effect on the results for the current or prior accounting period.

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2. SEGMENT INFORMATION

(a) Geographical segments

An analysis of the Group's turnover and results for the Period by location of customers is as follows:

	Turnover Six months ended 30th September,		Segment results Six months ended 30th September,	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
USA	165,123	114,502	36,528	19,066
Canada	16,243	11,303	2,874	2,165
Hong Kong	17,926	21,535	4,441	3,673
Mainland China	44,036	43,640	2,003	6,134
Europe	9,402	8,512	1,631	1,488
Others	9,714	7,070	2,137	1,634
	262,444	206,562	49,614	34,160
Unallocated expenses			(29,806)	(23,904)
Profit from operating activities			19,808	10,256

(b) Business segments

No business segment information is provided as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products.

3. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after crediting and charging the followings:

	Six months ended 30th September, 2002 HK$'000 (unaudited)	2001 HK$'000 (unaudited)
Crediting		
Interest income	**521**	1,039
Rental income (less outgoings)	**204**	255
Exchange gain, net	**-**	611
Charging		
Depreciation	**19,006**	20,687
Interest on borrowings	**3,792**	6,310
Provision for inventory obsolescence	**900**	1,632
Provision for bad and doubtful debts	**1,515**	2,297
Exchange loss, net	**635**	-
Severance payments	**2,038**	900

4. TAX

	Six months ended 30th September, 2002 HK$'000 (unaudited)	2001 HK$'000 (unaudited)
The charge comprises:		
Hong Kong profits tax	**-**	-
Mainland China income tax	**400**	387
Deferred tax	**326**	-
	726	387

Hong Kong profits tax has been calculated at the rate of 16% (2001: 16%) on the estimated assessable profit for the Period. Mainland China income tax has been provided at a rate of 15% (2001: reduced rate 7.5%) on the estimated assessable profit generated by Mainland China subsidiary.

Deferred tax represents the taxation effect of the timing differences arising from accelerated depreciation allowances.

+ 852 2414 0588

5. **DIVIDENDS**

The directors of the Company do not recommend the payment of interim dividend (2001: Nil) in respect of the Period.

6. **EARNINGS PER SHARE**

The calculation of the basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the Period of approximately HK$14,602,000 (2001: HK$3,564,000), divided by the weighted average number of ordinary shares outstanding during the Period of 868,733,440 shares (2001: 868,733,440 shares).

The calculation of diluted earnings per share is based on adjusted consolidated net profit of approximately HK$15,563,812 (2001: HK$4,525,000) on the assumption that all convertible bonds were converted at the beginning of the Period and on the weighted average number of 1,304,366,720 shares (2001: 1,304,366,720 shares) deemed to have been in issue during the Period.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Highlights

General Information

For the six months ended 30th September, 2002, the Group's turnover grew by approximately 27% to HK$262.4 million when compared with HK$206.6 million in the corresponding period last year. Operating profit soared 93% from HK$10.3 million to HK$19.8 million, while net profit attributable to shareholders also increased 4 times to HK$14.6 million from HK$3.6 million during the same period last year. The Group's basic earnings per share was HK1.68 cents and diluted earnings per share was HK1.19 cents.

During the period under review, no principal subsidiaries or associated companies were acquired or disposed of, while investments held have not materially changed from those disclosed in the latest annual report.

Liquidity and Financial Resources

As at 30th September, 2002, the Group's net assets increased to HK$268.6 million rendering net assets value per share to HK30.9 cents. The Group's total assets at that date were valued at HK$615.3 million, including cash and bank deposits totaling approximately HK$49.8 million. Its consolidated borrowings amounted to HK$246.1 million. The Group's debt-to-equity ratio has been further reduced from 0.923 at 31st March, 2002 to 0.916 at 30th September, 2002.

Improvements over latest annual report's figures were primarily due to successful compliance by the Group of its obligations under the debt-restructuring program, coupled with a decrease in bank borrowings and cuts in interest rates.

+ 852 2414 0588

Capital Structure of the Group

The Group's major borrowings included a 5-year term loan, which had an outstanding balance of HK$76.6 million after having fulfilled its commitment to repay three installments totaling HK$33 million over last 18 months. The term loan, bearing a floating interest rate, is scheduled to be repaid completely in thirty-nine months.

Under the Debt Restructuring Deed dated 10th November, 2000, the Group also issued two convertible bonds, one being zero coupon secured convertible bonds and the other being 4% coupon secured convertible bonds, both to mature at 15th December, 2005, for discharge of bank indebtedness to the extent of HK$174 million. After the completion of a share offer in early 2001, the balance of zero coupon secured convertible bonds and 4% coupon secured convertible bonds were HK$30 million and HK$57 million respectively.

Since May this year, all of the Group's borrowings are denominated in Hong Kong dollars. In addition, all the borrowings of the Group are made on a floating rate basis, except for the 4% coupon secured convertible bonds which have a fixed interest rate. As a result of consecutive cuts in market interest rate and gradual repayment of debts, the Group's financial burden has been greatly alleviated; and the finance costs for the period under review have dropped by 40% when compared to the corresponding period last year. The Group, therefore, is in sound financial position and has sufficient credit facilities to support its operations.

Charges on Group Assets

During the period under review, the Group's bank borrowings were secured by the Group's assets.

Details of Future Plans for Material Investments or Capital Assets

The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditures on capital assets, including in particular additional and new machines and moulds to cope with production and market demands. It is expected that sources of funding will come primarily from trading profits that the Group will generate, coupled with banking facilities that it currently has.

Exposure on Foreign Exchange Fluctuations

The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, Renminbi and U.S. dollars. Inasmuch as the Hong Kong dollar is pegged to the U.S. dollar, and that there has been minimal fluctuation in exchange rate between Hong Kong dollar and Renminbi, the Group's exposure to currency exchange risk was minimal.

Segment Information

The sales distribution by geographical area has not changed materially. The Group's biggest market was still North America. The sales distribution for North America, Mainland China, Hong Kong, Europe and others were 69%, 17%, 7%, 3% and 4% respectively.

Contingent Liabilities

The contingent liabilities of the Group have not changed materially from those disclosed in the latest annual report.

Employee Information

As at 30th September, 2002, the Group employed a workforce of 5,885 employees in its various offices and factories located in Hong Kong and Mainland China. Competitive remuneration packages were structured, commensurate with individual responsibilities, qualification, experience and performance. The Group provided on-the-job training and safety training programs to employees.

There was a share option scheme in force but no share option was granted during the period under review.

Review of Operations

Despite the tough and volatile business environment caused by the ongoing global recession, the Group has continued to improve its operations. While many competitors have reported sluggish or disappointing sales, Magician has achieved a 27% growth in turnover and three times increase in net profit attributable to shareholders, reaching HK$262.4 million and HK$14.6 million, respectively. This performance can be mainly attributed to the Group's outstanding results in overseas markets with a combined increase of 42% in sales over those in the same period last year.

International Sales

For the six months ended 30th September, 2002, overseas sales totaled HK$200.5 million, thanks to the Group's focused efforts on international expansion and R&D-driven marketing strategies. Aiming globally but thinking locally, the Group has been able to devise many innovative products catering to different countries and market segments such as non-stick bakeware, disposable re-usable storage boxes and double-wall drinkware.

+ 852 2414 0588

Of our global sales, the performance of the U.S. market has been one of the most encouraging with turnover reaching HK$165.1 million, representing an increase of 44% compared to the HK$114.5 million generated in the same period last year. As mentioned in our 2002 annual report, a knock-on effect of September 11 was U.S. consumers' renewed attention to their domestic lives and thus a greater interest in home-related products. As a result, our business partners reported impressive growth, especially in bakeware, kitchen utensils and plastic houseware.

The Canadian market performed as remarkably as that of its southern neighbour. Sales for the six months ended 30th September, 2002, shot up by 44% to HK$16.2 million from last year's HK$11.3 million. European sales also fared better with a 10% increase to HK$9.4 million over the HK$8.5 million reported during the same period last year. The turnover from other international markets climbed a combined 37% to HK$9.7 million mainly due to strong sales in Japan and Mexico, thanks to the popularization of home-value stores in the former market and robust growth of big home stores in the latter.

Mainland China Sales

During the period under review, Mainland China sales remained stable at HK$44 million due to the Group's efforts to expand sales network and adoption of cost control measures in transportation and logistics via sea freight in various distribution points.

In line with its strategy to expand into secondary cities in Mainland China, the Group extended its sales network to the Xinjiang Autonomous Region. A new sales office was also opened in Kunming, the capital city of Yunnan province, which has put the Group in a better position to capitalize on the economic growth in the Southeastern part of China and its flourishing cross-border trade with neighbouring countries. During the period under review, sales of Xinjiang Autonomous Region and Kunming contributed approximately RMB646,000.

During the period under review, the Group has successfully registered patents for most of its newly developed products which include its night light collection, stainless steel products and kitchen gadgets. NICOLE design, our famous brand in Mainland China, has performed extremely well with the support of some very best selling items such as the leakage proof microwavable box collection, leakage proof traveler soap box and graininess handle Chinese turner. The Mesh System, our new concept design in modern storage catering to both household and commercial needs, has also been well received by the market.

At the moment, the Group's sales network covers 30 cities, bringing the number of direct customers to about 900 which command a total of approximately 4,000 retail outlets in Mainland China.

Hong Kong Sales

Hong Kong sales dropped 17% to HK$17.9 million compared with HK$21.5 million during the same period last year. This decrease was mainly attributable to the continued economic depression in the territory, which had dealt a great blow to consumer confidence and consumption.

Prospects

Looking ahead, the Group remains confident as before. Magician will continue to spearhead its development program in R&D – a key contributor to the Group's impressive 2002 interim results and an important engine to drive its long-term growth. To better define the direction of its R&D program, the Group will rely on constant communication with customers and analyze market information gathered in different countries. This focus in direction will help enlarging the Group's customer base, and attracting a greater number of prestigious customers, which are famous for creating interesting and functional household gadgets. The Group is working on a new line of kitchenware tailor-made for a few of its main customers and believes such cooperation shall provide invaluable experience and create more business opportunities.

The Group expects international markets to continue to form the pillar of Magician's business growth. Sales in the U.S. market will pick up more quickly than other countries since the Group has started to receive huge orders from this core market. Thus, orders from U.S. are expected to increase at least 5% next year.

In Mainland China, with the new leadership taking centre stage at the close of the 16th Party Congress, continued development will ensue and will further improve the national economy and living standards on the whole. The Group anticipates that this favourable operating environment will help stabilizing its Mainland China sales next year. The Group is now working vigorously on realigning product lines and devising brand promotion programs in Mainland China.

In Hong Kong, the latest housing policy announcement by the government is expected to provide a much-needed boost to the stagnant property market, which will in turn enhance the demand for home-related products.

Barring unforeseen circumstances, the Group remains confident that its aggressive R&D program and focused marketing strategies, coupled with the low interest rate environment, will steer Magician to even better results in the remainder of the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the Period.

AUDIT COMMITTEE

The Audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited interim financial statements for the six months ended 30th September, 2002.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied throughout the period ended 30th September, 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") issued by The Stock Exchange of Hong Kong Limited (the "Stock Exchange') throughout the Period, except that the independent non-executive directors of the Company are not appointed for specific terms. The term of office of each independent non-executive director is the period up to his retirement by rotation in accordance with the Company's bye-laws.

POSTING OF THE INTERIM RESULTS ON THE STOCK EXCHANGE WEBSITE

All information required by paragraph 46(1) – 46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

On behalf of the Board
Kong Yick Ming
Chairman

Hong Kong, 19th December, 2002

Please also refer to the published version of this announcement in The Standard.

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MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)
(於百慕達註冊成立之有限公司)

截至二零零二年九月三十日止六個月之中期業績公佈

業績

通達工業(集團)有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零二年九月三十日止六個月(「本期間」)之未經審核業績連同二零零一年同期之比較數字如下：

簡明綜合收益表

	附註	截至九月三十日止六個月 二零零二年 千港元 (未審核)	二零零一年 千港元 (未審核)
營業額	2	**262,444**	206,562
銷售成本		**(179,513)**	(146,288)
毛利		**82,931**	60,274
其他收入		**2,015**	1,843
銷售及分銷成本		**(21,682)**	(14,368)
行政支出		**(39,537)**	(33,537)
其他營運支出		**(3,919)**	(3,956)
		(63,123)	(50,018)
經營業務之溢利	3	**19,808**	10,256
財務費用		**(3,792)**	(6,310)
應佔聯營公司(虧損)溢利		**(688)**	5
除稅前溢利		**15,328**	3,951
稅項	4	**(726)**	(387)
股東應佔日常業務溢利淨額		**14,602**	3,564
每股溢利	6		
基本 *(港仙)*		**1.68**	0.41
攤薄 *(港仙)*		**1.19**	0.35

未審核中期財務報表附註

1. **會計政策**

簡明綜合中期財務報表乃根據歷史成本法編製。

簡明綜合中期財務報表乃根據香港會計師公會頒佈之香港會計實務準則第25號「中期財務報告」編製。

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編製簡明綜合中期財務報表所採納之會計政策乃與本集團截至二零零二年三月三十一日止年度之週年財務報表所用者相符，惟因本集團採納下列由香港會計師公會所發出在二零零二年一月一日或之後會計期間生效之新或經修訂會計實務準則而作出之若干變動除外：

會計實務準則第1號（經修訂）	:	財務報表之呈報形式
會計實務準則第11號（經修訂）	:	外幣折算
會計實務準則第15號（經修訂）	:	現金流量表
會計實務準則第25號（經修訂）	:	中期財務報告
會計實務準則第34號	:	僱員福利

以下所載為本集團之會計政策變動及採納此等新或經修訂會計實務準則之影響：

(a) 於採納會計實務準則第1號（經修訂），現就會計實務準則第15號（經修訂）及會計實務準則第25號（經修訂）後，簡明綜合中期財務報表之呈報形式出現若干變動。若干比較數字已重新歸類或重新列賬，以符合本年度之呈報形式。

(b) 會計實務準則第34號：僱員福利

僱員享有之年假均在僱員有權享有年假時確認。因僱員提供服務至結算日而須給予之估計年假均須提撥準備，僱員享有之病假及產假須待正式休假時始予以確認。

於以往期間並無就僱員年假福利提撥準備，現就會計政策上作出改變；然而，採納會計實務準則第34號對賬目並無重大影響，故僱員之年假福利撥備並無於以往期間重新列賬。

(c) 於採納會計實務準則第11號（經修訂），對本期或前期之會計期間的業績並不構成任何重大影響。

2. 分部資料

(a) 地區分部

本集團於本期間之客戶地區分佈之營業額及業績分析如下：

	截至九月三十日止六個月營業額		截至九月三十日止六個月分部業績	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
	(未審核)	(未審核)	(未審核)	(未審核)
美國	**165,123**	114,502	**36,528**	19,066
加拿大	**16,243**	11,303	**2,874**	2,165
香港	**17,926**	21,535	**4,441**	3,673
中國大陸	**44,036**	43,640	**2,003**	6,134
歐洲	**9,402**	8,512	**1,631**	1,488
其他	**9,714**	7,070	**2,137**	1,634
	262,444	206,562	**49,614**	34,160
未分配之企業支出			**(29,806)**	(23,904)
經營業務之溢利			**19,808**	10,256

(b) 業務分部

本集團的銷售及業績超過90%來自製造及買賣家居用品，故無需提供業務分部資料。

3. **經營業務之溢利**

本集團經營業務之溢利已扣除及計入下列各項：

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
	(未審核)	(未審核)
已計入：		
利息收入	**521**	1,039
租金收入(已扣除開支)	**204**	255
匯兌收益淨額	**—**	611
已扣除：		
折舊	**19,006**	20,687
貸款利息	**3,792**	6,310
呆壞存貨撥備	**900**	1,632
呆壞賬撥備	**1,515**	2,297
匯兌虧損淨額	**635**	—
遣散費	**2,038**	900

4. **稅項**

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
	(未審核)	(未審核)
稅項包括：		
香港所得稅	**—**	—
中國大陸所得稅	**400**	387
遞延稅項	**326**	—
	726	387

本期間，香港所得稅按估計應課稅溢利之16%(二零零一年：16%)計算。中國大陸附屬公司的中國大陸所得稅是按估計應課稅溢利之15%(二零零一年：已減半的稅率7.5%)計算。

遞延稅項負債為加速折算減免而引起之稅項時差數。

5. **股息**

董事會不建議就本期間派發中期股息(二零零一年：無)。

6. **每股溢利**

每股基本溢利乃根據本期間之股東應佔日常業務溢利淨額約14,602,000港元(二零零一年：3,564,000港元)及本期間已發行普通股之加權平均數868,733,440股(二零零一：868,733,440股)計算。

計算每股攤薄溢利的方法乃根據本期間調整後之股東應佔溢利約15,563,812港元(二零零一年：4,525,000港元)及假設把所有可換股債券於本期間初兌換成股份，發行後之普通股加權平均數為1,304,366,720股(二零零一年：1,304,366,720股)。

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管理層討論與分析

財務摘要

業績概覽

截至二零零二年九月三十日止六個月，本集團之營業額為港幣二億六千二百四十萬元，較去年同期之港幣二億零六百六十萬元上升約27%。經營溢利的增幅更多達93%，由港幣一千零三十萬元上升至港幣一千九百八十萬元。此外，本集團股東應佔溢利淨額為港幣一千四百六十萬元，較去年同期的港幣三百六十萬元，上升至四倍。本集團每股基本盈利為港幣1.68仙，每股攤薄盈利為港幣1.19仙。

於回顧期內，本集團並沒有收購或出售任何主要附屬公司或聯營公司。本集團持有投資項目的情況，與最近之年報相比，亦無重大改變。

流動資金和財政資源

於二零零二年九月三十日，本集團之淨資產值增加至港幣二億六千八百六十萬元，每股淨資產值為港幣30.9仙。同時，本集團總資產值為港幣六億一千五百三十萬元，其中現金及銀行存款約佔港幣四千九百八十萬元。本集團之綜合借貸為港幣二億四千六百一十萬元，負債資產比率則從二零零二年三月三十一日的0.923倍，下降至二零零二年九月三十日的0.916倍，這主要有賴本集團成功完成償債許諾，銀行借款縮減，及息率的下調。

集團資本架構

本集團之主要借貸包括一項五年期的貸款，本集團在過去十八個月已按時支付三期合共港幣三千三百萬元的還款，現剩餘債項為港幣七千六百六十萬元。此貸款為浮息貸款，將在未來三十九個月全數攤還。

按二零零零年十一月十日所訂之債務重組契約，本集團發行了兩種有抵押可換股債券以償還港幣一億七千四百萬元之銀行債項，其中一種為無息票有抵押可換股債券，另一種則為四厘息票有抵押可換股債券，兩者均於二零零五年十二月十五日到期。在二零零一年初完成一項股份銷售後，剩餘之無息票有抵押可換股債券為港幣三千萬元，而四厘息票有抵押可換股債券則為港幣五千七百萬元。

自二零零二年五月起，本集團所有借貸均以港幣結算。此外，本集團所有借貸之息率均為浮息，但四厘息票有抵押可換股債券則為例外，是以定息計算。經過市場多次減息，加上本集團逐步攤還債項，本集團的財務負擔得以大為減輕，亦使回顧期內的財務費用較去年同期縮減40%。因此，本集團的財務狀況健全，並具充足的融資額支援業務營運。

集團資產抵押

於回顧期內，本集團之銀行借貸由本集團的資產作擔保。

重大投資或資本資產之未來計劃

本集團並無任何重大投資計劃，惟本集團將恰當地作出資本性資產投資，尤其是添置新的機器及模具，以配合生產及市場需求。當中所需資金，主要來自本集團的經營利潤，其次來自現有的銀行融資額。

外幣兌換風險

本集團之貨幣資產及負債以港幣、人民幣及美元為主要結算貨幣。由於港幣與美元掛鈎，而港幣兌人民幣的匯價波幅亦相當輕微，因此本集團所承受的外幣兌換風險極低。

分部資料

本集團按市場地區劃分之銷售業務並無大變化。北美洲仍是本集團的第一大市場。本集團於北美洲、中國大陸、香港、歐洲及其他地區之業務分佈比率分別為69%、17%、7%、3%及4%。

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或然負債

本集團的或然負債與最近之年報所示者，並無重大改變。

僱員資料

於二零零二年九月三十日，本集團僱員總數為五千八百八十五人，遍佈於中、港兩地之辦公室及廠房。僱員之薪酬是以其個人職責、資格、經驗及表現來釐定。本集團亦有為員工提供在職培訓及安全訓練。

本集團設有股份認購權計劃，惟於回顧期內並無任何僱員獲授予股份認購權。

業務回顧

雖然全球經濟衰退令經營環境倍添動盪與困難，導致不少同業的銷售表現呆滯甚或轉弱，但本集團的營運狀況卻不斷獲得改善，營業額不但上升27%，股東應佔溢利淨額更大增三倍，分別錄得港幣二億六千二百四十萬元及港幣一千四百六十萬元。本集團有此佳績，全賴海外市場表現突出，其營業額較去年同期上升42%。

國際業務

截至二零零二年九月三十日止六個月，本集團的海外市場營業額合共錄得港幣二億零五十萬元，此乃本集團努力拓展國際業務，並以科研開發配合推廣工作的成果。本集團面向全球，重視各地的本土需求，故能針對不同國家及市場領域創造出多款新穎產品，如易潔廚具、循環再用「即棄儲藏盒」及雙層飲用器皿等。

綜觀本集團的全球銷售數字，仍以美國市場的表現最為教人感到鼓舞，營業額比去年同期的港幣一億一千四百五十萬元上升44%，達港幣一億六千五百一十萬元。本集團2002年年報亦有提及911恐怖襲擊為家居產品業帶來新契機，令美國消費者重投家庭生活，對家居產品的需求有增無減，因而令本集團在當地業務夥伴的生意錄得不俗增長，特別是烤焗器具、廚房用品及塑膠家庭用品的表現，更是一枝獨秀。

加拿大市場的表現與美國不遑多讓，截至二零零二年九月三十日止六個月的營業額，較去年同期的港幣一千一百三十萬元上升44%，達港幣一千六百二十萬元；歐洲市場亦表現甚佳，共錄得營業額為港幣九百四十萬元，與去年同期之港幣八百五十萬元相比增長10%；其他海外市場營業額合共攀升37%至港幣九百七十萬元，全賴日本及墨西哥銷售表現強勁，前者受惠於家品優惠店的普及，而後者則得益於大型家居店的蓬勃增長。

中國大陸業務

於回顧期內，中國大陸銷售表現穩定，達港幣四千四百萬元，此有賴本集團致力擴展銷售網絡，以及不斷調控運輸及物流成本，採取較廉宜的海運把貨物輸送往各分銷點。

本集團繼續推行中國大陸二級城市業務的拓展策略，把銷售網絡延伸至新疆自治區，此外又在雲南省會昆明市開設新的分公司，以分享中國東南部經濟蓬勃發展及邊境貿易日益繁盛所帶來的增長機會。於回顧期內，新疆及昆明兩地業務的營業額合共錄得約人民幣六十四萬六千元。

於回顧期內，本集團成功為大部份新產品註冊專利，包括小夜燈系列、不銹鋼產品及廚藝器具。「樱樱」作為中國大陸知名品牌，表現令人滿意，暢銷產品包括微波爐防漏餐盒系列、旅行用防漏肥皂盒及木紋柄中國鑊。五金層架組合乃本集團為摩登家庭及辦公室而特別設計的儲物系列，甫推出市場即大受歡迎。

現時，本集團在國內的銷售網絡已覆蓋30個城市，直接客戶約有900個，透過他們把產品分銷到約4,000個零售網點。

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香港業務

由於香港經濟持續不景，打擊消費者信心，導致本集團本地營業額下跌至港幣一千七百九十萬元，較去年同期之港幣二千一百五十萬元減少17%。

前景

一如既往，本集團對未來充滿信心。通達工業將繼續大力發展科研開發項目，其重要性已得到二零零二年中期驕人業績所印證，對我們長遠的業務增長尤為重要。本集團將與客戶保持緊密溝通，分析各地市場動態，以釐定更佳的科研開發路向，吸引更多知名客戶，合力製造更多創意及功能兼備的家居精品。本集團正為其中幾個重要客戶度身訂造新的廚具系列，並相信此合作可以帶來許多寶貴經驗及更多商機。

本集團相信國際銷售將是未來業務增長的一大支柱，美國市場的表現將尤其突出，因為本集團已開始接到一些較大的訂單，預期該市場明年的訂單額會增加5%。

隨著中共十六次全國代表大會落幕，中國新一代領導人正式上台，有助國家經濟進一步發展，提昇國力及人民整體生活水平，在此良好的基調下，經營環境預計會持續良好，可幫助本集團在中國大陸銷售維持穩定；本集團現正積極重整國內產品系列，並推行品牌宣傳計劃。

在香港市場，政府宣佈一系列房屋政策後，預期可刺激房地產市場活動，從而推動家居用品的需求增加。

如無不可預見的情況，本集團相信憑藉科研開發計劃及策略性的市場推廣，加上目前的低息環境，將可幫助通達工業在本年度尚餘的期間，取得更佳的成績。

買賣或贖回本公司上市證券

本公司或其任何附屬公司於本期間內概無買賣或贖回本公司任何上市證券。

審核委員會

審核委員會已連同管理層審閱本集團所採用之會計準則及實務，並已討論內部監控和財務匯報事宜，包括審閱截至二零零二年九月三十日止六個月之未經審核中期財務報告。

遵守最佳應用守則

根據本公司董事所知，本公司在本期間遵守上市規則附錄十四所載之最佳應用守則。惟本公司之獨立非執行董事並無固定任期。各獨立非執行董事之任期乃直至其根據本公司細則規定須告退之日期為止。

於聯交所網頁公佈之詳盡中期業績報告

載有上市規則附錄十六第46(1)至46(6)段所規定本公司所有資料的詳盡業績公佈將登載於香港聯合交易所有限公司的網頁。

承董事會命
江益明
主席

香港，二零零二年十二月十九日

請同時參閱本公布於星島日報刊登的內容。

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the increase in the price and trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Kwong Lin-pik, Alvin
Company Secretary

Hong Kong, 11 December, 2002

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the decrease in the price and increase in trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors (except Mr. Tsui Sing Kee, Rawdon and Mr. Cheung Sun Lung who cannot be contacted) of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Kong Yick Ming
Chairman

Hong Kong, 02 December, 2002 (a.m.)

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the decrease in the price and increase in trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Ku Ling Yu John
Director

Hong Kong, 02 December, 2002 (p.m.)

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)

(incorporated in Bermuda with limited liability)
(the "Company")

RESIGNATION OF A NON-EXECUTIVE DIRECTOR

The board of directors of the Company announces that Mr. Ku Yee Hong Derek, a non-executive director, resigned from the board of directors of the Company on 15th November 2002.

By Order of the Board
Kwong, Alvin Lin-pik
Company Secretary

Hong Kong, 18th November, 2002

Please also refer to the published version of this announcement in The Standard.

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)
(於百慕達註冊成立之有限公司)

非執行董事辭任通告

通達工業(集團)有限公司(「本公司」)之董事會宣佈顧以匡先生於二零零二年十一月十五日辭任本公司非執行董事一職。

承董事會命
鄺運璧
公司秘書

香港，二零零二年十一月十八日

請同時參閱本公布於香港星島日報刊登的內容。

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the decrease in the price and increase in trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors (except Mr. Cheung Sun Lung who cannot be contacted) of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Kwong Lin-pik, Alvin
Company Secretary

Hong Kong, 11 November, 2002

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the decrease in the price and increase in trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors (except Mr. Tsui Sing Kee, Rawdon and Mr. Cheung Sun Lung who cannot be contacted) of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Ku Ling Yu John
Director

Hong Kong, 18 October, 2002